U.S. Securities and Exchange Commission

December 10, 2024

Austin Legal Group, APC
Lawyers
3990 Old Town Ave, Ste A-101
San Diego, CA 92110

Telephone
(619) 924-9600

Facsimile	Writer’s Email:
(619) 881-0045	gaustin@austinlegalgroup.com

December 10, 2024

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Dorrie Yale and Catherine De Lorenzo

Re:	JFB Construction Holdings
Registration Statement on Form S-1/A Submitted December 10, 2024
CIK No.: 0002024306

Dear Ms. Yale and De Lorenzo:

Please see below for responses to the Division’s letter dated November 26, 2024 regarding the above captioned matter. All comments have been addressed in the Registration Statement on Form S-1, filed December 10, 2024 (“Amendment”) and/or as further herein detailed.

Registration Statement on Form S-1

Report of Independent Registered Public Accounting Firm, page F-2

1.	We note changes to the audited financial statements and your notes to the audited financial statements subsequent to the date of the audit report. Please tell us how your auditor determined it was unnecessary to provide an updated audit report. Alternatively, please amend your filing to include an updated audit report from your auditor. Refer to PCAOB AS 3110.

Response:	The Company acknowledges the Staff’s comment and has provided an updated audit report with a current date.

U.S. Securities and Exchange Commission

December 10, 2024

Note 4 - Business Segment Information, page F-11

2.	We note your response to prior comment 7 and your expanded segment disclosure. Please address the following:

• Please tell us how your segment disclosure complies with the disclosure requirements pursuant to ASC 280-10-50-22 through 50-26;

• Please tell us your consideration for providing disclosures required by ASC 280- 10-50-29, including an explanation of the measurements of segment profit or loss and segment assets for each reportable segment; and

• Please provide reconciliations of total reportable segments’ measure of profit or loss to your consolidated net income before taxes and of total reportable segments’ assets to your consolidated assets. Refer to ASC 280-10-50-30(b) and (c).

Response:	The Company acknowledges the Staff’s comments and has revised its financial statement footnotes to include segment disclosure required by ASC 280-10-50-22 through ASC 280-10-50-30. We have also expanded our financial reporting to provide all measures of profit and loss to our consolidated net income before taxes and total reportable segments.

If you have any questions relating to any of the foregoing, please contact Gina Austin, Esq. of Austin Legal Group, APC at (619) 924-9600.

Sincerely,

AUSTIN LEGAL GROUP, APC

/s/ Gina Austin, Esq.
Gina Austin, Esq.